SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                ______________

                                SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                         Advanced Radio Telecom Corp.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of class of securities)

                                 00743U-10-1
                                (CUSIP number)

                              H. Bryan Ives, III
                  Nelson Mullins Riley & Scarborough, L.L.P.
                              100 N. Tryon Street
                                  Suite 3350
                     Charlotte, North Carolina 28202-4000
                                (704) 417-3000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                April 29, 1997
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].










                        (Continued on following pages)

                                                               SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D                    PAGE 2 OF 6 PAGES


   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          CCC Millimeter, L.P.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                      (b)  [  ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
          00

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                    [  ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


  NUMBER OF     7   SOLE VOTING POWER
   SHARES           2,350,310
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          2,350,310
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    0

  11      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,350,310

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [  ]
          EXCLUDES CERTAIN SHARES*


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.0%

  14      TYPE OF REPORTING PERSON*
          PN

                                                                   SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D                        PAGE 3 OF 6 PAGES



   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Columbia Capital Corporation

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]
                                                                      (b)  [  ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
          AF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                    [  ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           2,657,805
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          0
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          2,657,805
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    0

  11      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,657,805

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [  ]
          EXCLUDES CERTAIN SHARES*


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.6%

  14      TYPE OF REPORTING PERSON*
          CO

                           ADVANCED RADIO TELECOM CORP.
                              (CUSIP NO. 00743U-10-1)


     By this Amendment No. 1 to Schedule 13D, CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter"), and Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"), hereby amend their joint
Schedule 13D ("Schedule 13D"), relating to the common stock, par value $.001 per share (the "Common Stock"), of Advanced Radio Telecom Corp., a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 1, the Schedule 13D of CCC Millimeter and Columbia Capital remains in full force and effect.


     Item 2, subparagraph (a) is hereby amended and restated in its entirety to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed with respect to CCC Millimeter, L.P., a Delaware limited partnership ("CCC Millimeter"), and Columbia Capital Corporation, a Virginia corporation ("Columbia Capital"). Each of
CCC Millimeter and Columbia Capital are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." Columbia Capital is the sole general partner of CCC Millimeter and Columbia Millimeter Communications, L.P., a Delaware limited partnership ("Columbia Millimeter"). Columbia Millimeter owns approximately 0.9% of the Issuer's Common Stock. By virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, Columbia Capital has the power to vote and dispose of the Common Stock held by CCC Millimeter and Columbia Millimeter. Accordingly, the Reporting Persons have filed a joint Schedule 13D.

     Item 3 is hereby amended and restated in its entirety to read as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 3, 1996, the Issuer entered into an agreement (the "CommcoCCC Agreement") to acquire 129 38 GHz wireless broadband authorizations (the "Assets") from CommcoCCC, Inc. ("CommcoCCC") in exchange for 6,000,000 shares of Common Stock of the Issuer. On February 25, 1997, the CommcoCCC Agreement was consummated by the transfer of the Assets in exchange for the issuance of 6,000,000 shares of Common Stock as follows: 2,350,310 shares to CCC Millimeter; 855,304 shares to Columbia Millimeter; and 2,794,386 shares to the remaining shareholder of CommcoCCC, Commco, L.L.C. In addition, in connection with certain bridge financings, the Issuer issued to Columbia Capital and Commco, L.L.C., five-year warrants to purchase a total of 116,364 shares of Common Stock, all at an exercise price of $17.1875 per share ($15.00 after giving effect to anti-dilution adjustments). Of such warrants, Columbia Capital owns warrants for 62,173 shares and the remaining warrants for 54,191 shares were issued to Commco, L.L.C.

     Effective April 29, 1997, Columbia Millimeter distributed 136,435 shares of the Issuer's Common Stock to its sole general partner, Columbia Capital, and 547,809 shares of the Issuer's Common Stock to its individual limited partners. Following this distribution, Columbia Millimeter retained record ownership of 171,060 shares of the Issuer's Common Stock. Columbia Capital, by virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, has the power to vote and dispose of the Issuer's Common Stock held by CCC Millimeter and Columbia Millimeter.

     Item 5 is hereby amended and restated in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Columbia Capital currently beneficially owns 136,435 shares of the Issuer's Common Stock, representing approximately 0.7% of the currently outstanding Common Stock. CCC Millimeter currently beneficially owns 2,350,310 shares of the Issuer's Common Stock, representing approximately 12.0% of the currently outstanding shares of Common Stock. Columbia Millimeter currently beneficially owns 171,060 shares of the Issuer's Common Stock, representing approximately 0.9% of the currently outstanding shares of Common Stock. Columbia Capital may be deemed to beneficially own the 2,521,370 shares of the Issuer's Common Stock owned by CCC Millimeter and Columbia Millimeter, representing approximately 12.9% of the currently outstanding shares of Common Stock. In addition, Columbia Capital owns Warrants to purchase 62,173 shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 19,559,420 shares currently outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Securities and Exchange Commission on May 16, 1997.

     (b) Columbia Capital has the sole power to vote and dispose of all 136,735 shares of Common Stock reported as beneficially owned by it in this
Schedule 13D. By virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the sole power to vote and dispose of all 2,521,370 shares of Common Stock reported as beneficially owned by CCC Millimeter and Columbia Millimeter in this
Schedule 13D. In addition, Columbia Capital owns Warrants to purchase 62,173 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   July 17, 1997
                                   (Date)


                                   CCC MILLIMETER, L.P.

                                   By:  Columbia Capital Corporation
                                   Its: General Partner


                                   By:   /s/ Neil P. Byrne
                                   Its:  Vice-President


                                   COLUMBIA CAPITAL CORPORATION


                                   By:   /s/ Neil P. Byrne
                                   Its:  Vice-President